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May 23, 2006

Dear Inco Shareholder:

On behalf of the board of directors and management of Teck Cominco Limited, I enclose Teck Cominco's offer to purchase all of the outstanding common shares of Inco Limited (the "Offer"). We are sending you the Offer to provide you with a compelling opportunity: a very attractive offer for Inco shareholders and a chance to participate in the new Teck Cominco.

If our Offer is completed, you will receive a substantial premium for your Inco common shares, including C$28 per share in cash (assuming full pro ration, as described below). You will also have the opportunity to participate in the new Teck Cominco, a globally diversified mining powerhouse in a strong financial position with an enhanced production base and outstanding growth prospects. The new Teck Cominco will have market leading positions in its five key business lines in zinc, nickel, metallurgical coal, copper/molybdenum and gold, significant positions in other commodities, and enhanced capacity to fund growth internally.

Under the Offer, you may elect to receive either C$78.50 in cash, or 0.9776 of a Teck Cominco Class B subordinate voting share plus C$0.05 for each of your Inco shares, subject to pro ration based upon the maximum amount of cash and Teck Cominco Class B subordinate voting shares offered. Assuming full pro ration, you will receive C$28 cash and 0.6293 of a Teck Cominco Class B subordinate voting share per Inco common share. The Offer represents a premium of 27.8% and 20.1% to the 30 day volume-weighted average trading price and closing price, respectively, of Inco common shares on the Toronto Stock Exchange as at May 5, 2006, which was the last trading day before Teck Cominco's announcement of the Offer. We have applied to list our Class B shares on the New York Stock Exchange prior to the closing of the Offer.

The terms and conditions of the Offer and additional information about Teck Cominco are set out in the enclosed circular. You should read this document carefully. The circular is inevitably complex. In evaluating the Offer and the circular you should consult with your financial and tax advisors.

Reasons to Accept the Offer

We believe that the Offer presents a compelling opportunity to Inco shareholders and that all Inco shareholders should accept the Offer. The benefits of the Offer include the following:

  Substantial Cash Component

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  You may elect to receive C$78.50 per Inco share in cash, subject to pro ration. At full pro ration, the Offer will pay C$28 in cash per share.

  Outstanding Share Component

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  The combined company will create a globally diversified Canadian-based mining company with a strong balance sheet and an experienced, disciplined management team with a track record of creating and enhancing shareholder value.

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  The combined company will have market leading positions in its five key business lines in zinc, nickel, metallurgical coal, copper/molybdenum and gold and significant positions in other commodities.

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  The combined company will become the largest North American diversified mining company.

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  The combined company will have an extensive portfolio of long-life, low-cost assets, a well-sequenced growth profile and substantial capacity to fund growth internally.

The Offer will be open for acceptance until 8:00 p.m. Toronto time, on July 24, 2006, unless it is accelerated, extended or withdrawn. To accept the Offer you will need to complete the enclosed Letter of Transmittal (printed on green paper) and return it in the envelope provided so that it is received before 8:00 p.m., Toronto time, on July 24, 2006. If your Inco common shares are held in the name of a nominee, such as a broker, investment dealer, bank or trust company, you should contact the nominee for instructions on how to deposit your Inco common shares to the Offer.

Again, we urge you to carefully consider our Offer and look forward to welcoming you as shareholders of the new Teck Cominco.

Yours very truly,

Donald R. Lindsay
 President and Chief Executive Officer

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LETTER TO INCO SHAREHOLDERS